Mail Stop 3561

April 3, 2008

<u>Via Facsimile and U.S. Mail</u>

Mr. Larry Hannappel
 Senior Vice President and Principal Financial Officer
CENTURY CASINOS, INC.
1263 Lake Plaza Drive, Suite A
Colorado Springs, Colorado 80906

> **Re:** **Century Casinos, Inc.**
> **Form 10-K for the year ended December 31, 2007**
> **Filed March 17, 2008**
> **File No. 0-22900**

Dear Mr. Hannappel:

We have reviewed your filings and have the following comments. We think you should revise your documents in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Forms 10-K (Fiscal Year Ended December 31, 2007)

Management's Discussion and Analysis

Executive Overview, page 25

1.   See the paragraph discussion where you modified your reportable segments from seven into one beginning in the fourth quarter of fiscal year 2007. Please tell us in detail the facts and circumstances surrounding your decision and ultimate determination that you qualify for aggregation under the criteria listed in paragraph 17 of SFAS No. 131. Also identify the individual operating segments that have been aggregated into one reportable segment at December 31, 2007 and explain to us how each has similar economic characteristics given that they are located in different geographic regions of the world and may be subject to different gaming regulations and profitability margins. Provide detailed numerical support for your conclusion. Also disclose that prior periods segment information have been restated to conform to the current year's presentation. Refer to paragraphs 34-35 of SFAS No. 131. We may have additional comments upon review of your response.

2.   See the paragraph discussion of your agreement with Newcastle Community Radio Station ("NCRS"). Please tell us the proposed accounting you will attribute to NCRS relocating its broadcasting studio to your casino in exchange for it advertising your hotel and resort in Newcastle. Your response should address, if applicable, APB No. 29, "Accounting for Nonmonetary Transactions."

Year Ended December 31, 2007 vs. 2006, page 29

3.   See the paragraph discussion of "Gain of foreign currency transactions and other." In future filings, please reclassify any gains or losses from the disposition of fixed assets of your 'operating' facilities as a component of "earnings from operations." We note your disclosure that the dispositions pertained to fixed assets at Womacks and aboard the cruise ships, both representing revenue producing properties.

Financial Statements

Note 2. Significant Accounting Policies

Foreign Currency Translation, page F-12

4.   See the table of exchange rates. In future filings, consideration should be given to including this table or the applicable exchange rates in your MD&A discussion as well to facilitate an investors' understanding of the currency differences between the U.S. dollar reported amounts and the various foreign currency denominated amounts.

Note 4. Equity Investment in Unconsolidated Subsidiary, page F-18

5.   Please tell us how you calculated the approximately $12.0 million shown in the balance sheet line item "Equity Investment" as of December 31, 2007, and confirm to us that this amount pertains solely to the 33.3% equity investment in Casinos Poland Ltd. ("CPL"). Reconcile this balance with the investment balance at March 12, 2007 (page F-17) and with the financial information of CPL as presented on page F-19.

6.   As a related matter, we would generally expect earnings from an equity investment to be classified within the income statement in accordance with Rule 5-03 (b) (13) of Regulation S-X. Please revise or provide support for your current presentation. As you own just 33.3% of CPL, your response should specifically explain how you are able to control the operations of that entity.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Ms. Beverly A. Singleton, Staff Accountant, at (202) 551-3328 or Ms. Margery E. Reich, Senior Staff Accountant, at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3211 with any other questions.

      Sincerely,

      David R. Humphrey
      Branch Chief